Multiband Corporation

Listing of Subsidiaries

Multiband Field Services Incorporated

Minnesota Digital Universe, Inc.

Multiband Subscriber Services, Inc.

Multiband MDU Incorporated

Multiband Engineering and Wireless, Southeast, Inc.

Multiband Engineering and Wireless, Midwest, Inc.